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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1 )*
                                           ---
Reddi Brake Supply Corporation (formerly known as Wesco Auto Parts Corporation)
--------------------------------------------------------------------------------
                               (Name of Issuer)

                       Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 757275 10 2
--------------------------------------------------------------------------------
                                (CUSIP Number)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 25, 1996
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                            (Page 1 of 19 Pages)
                                       --

CUSIP No.  757275 10 2            SCHEDULE 13D   Page     2    of   19    Pages
         ---------------------                          -----      -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Liviakis Financial Communications, Inc.
          68-0311399

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          California
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                        684,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                       684,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            684,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
            CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, $0.0001 par value (the "Common Stock"), issued by Reddi Brake Supply Corporation, a Nevada corporation formerly known as Wesco Auto Parts Corporation (the "Corporation"). The principal offices of the Corporation are located at 1376 Walter Street, Ventura, California 93003.

2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance, and the address of LFC's principal business is 2420 "K" Street, Suite 220, Sacramento, California 95816. LFC's President is John M. Liviakis, its Vice President is Robert B. Prag, and its Chief Financial Officer, Secretary and Treasurer is Renee A. Liviakis. John M. Liviakis, Robert B. Prag and Renee A. Liviakis are LFC's directors. John M. Liviakis, Robert B. Prag, and Renee A. Liviakis are all citizens of the United States, and their business address is LFC's principal business address set out above.

         During the last five years, none of LFC, John M. Liviakis, Robert B. Prag, and Renee A. Liviakis has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         This Schedule 13D was originally filed to report 980,000 shares of the Corporation's Common Stock which LFC received on November 12, 1993 in consideration of undertaking the engagement pursuant to a Consulting Agreement, effective October 15, 1993 between the Corporation and LFC (the "Consulting Agreement"), a copy of which is attached hereto as Exhibit "A".

         On or about November 9, 1994, LFC surrendered to the Corporation for cancellation 100,000 of such shares of Common Stock pursuant to an agreement reached with the Corporation. Pursuant to this agreement, the Corporation agreed to register the balance of 880,000 shares of Common Stock held by LFC for resale, pursuant to the Securities Act of 1933.

         When the Corporation had failed so to register the 880,000 shares of Common Stock by October 1995, LFC filed suit against the Corporation alleging breach of contract. That litigation was settled pursuant to a Mutual Release of All Claims between the Corporation and LFC dated March 15, 1996 (the "Mutual Release"), a copy of which is attached hereto as Exhibit "B". In accordance with the Mutual Release, the Corporation on or about April 9, 1996 delivered to LFC 80,000 shares of Common Stock.

4.       PURPOSE OF TRANSACTION.

         LFC acquired the shares of Common Stock pursuant to the Consulting Agreement and Mutual Release with the intention to hold such securities for investment purposes.

         LFC and its officers and directors have no plans or proposals which relate to or would result in, among other things, any extraordinary corporate transaction to which the Corporation would be a party or by which it would be affected; the sale or transfer of a material amount of assets of the Corporation or any wholly owned subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing any securities of the Corporation to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on April 25, 1996, LFC held 684,000 shares of Common Stock. LFC believes that these shares represented approximately 4.1% of the shares of Common Stock issued and outstanding, based on the 16,596,996 outstanding shares reported in the Corporation's Quarterly Report on Form 10- Q filed for the quarterly period ended March 31, 1996. LFC has the sole voting and investment power with respect to all such shares. LFC did not engaged in any transaction in shares of Common Stock during the 60 days preceding April 25, 1996, except for (i) the receipt on or about April 9, 1996 of the 80,000 shares of Common Stock pursuant to the Mutual Release and (ii) the sale of 260,000 shares of Common Stock on April 25, 1996 effected by LFC in brokers' transactions on the Nasdaq National Market System at a price of $2.10 per share.

6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Consulting Agreement, dated effective as of October 15, 1993, between the Corporation and LFC.

         Exhibit B - Mutual Release of All Claims between the Corporation and LFC dated March 15, 1996.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May  17, 1997                      LIVIAKIS FINANCIAL COMMUNICATIONS, INC.
          ---


                                         By: /s/ John M. Liviakis
                                             -----------------------------------
                                                  John M. Liviakis, President

                                   EXHIBIT "A"

                              CONSULTING AGREEMENT


This Consulting Agreement (the "Agreement"), effective as of October 15, 1993 is entered into by and between WESCO AUTO PARTS CORPORATION, a Nevada corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

     WHEREAS, Company is a publicly held corporation with its common stock traded on the NASDAQ over-the-counter market; and

     WHEREAS, Consultant has experience in the area of investor communications and financial and investor public relations; and

     WHEREAS, Company desires to engage the services of Consultant to assist Company in its communications and public relations with existing shareholders and brokers, dealers and other investment professionals as to the Company's current and proposed activities; and

     WHEREAS, on or before the date first set forth above, the Consultant began to perform such services on behalf of the Company by undertaking such acts as setting up an infrastructure for public relations activities on behalf of the Company, speaking with analysts and investment advisory services concerning coverage of the Company and giving the Company advice on matters of corporate finance and strategic planning.

     NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide personal services to the Company, for an initial term of twenty-four
(24) months commencing upon the date first set forth above (the "Commencement Date").

2. Duties of Consultant. The Consultant agrees to provide the following specified consulting services through its officers and employees:

         (a) Provide financial public relations and investor relations for the Company, including the dissemination of current information concerning the Company to relevant public markets through brokers, dealers and other investment professionals;

         (b) Provide advice and counsel to the Company regarding its relations with investment markets; and

         (c) Provide assistance for corporate finance activities of the Company.

3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the duties which may be assigned to it from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, the Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. At the request of the Company, the Consultant will inform the Company of its specific activities concerning the Company.

4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate
Consultant as follows:

         4.1 For undertaking this engagement, the Company agrees to pay the Consultant a fee payable in 980,000 unregistered, restricted shares (the "Shares") of the Company's Common Stock which have been determined by the Company's Board of Directors, based on an evaluation by an independent valuation firm, to be $1.58 per share, a discount of 45% of the bid price of the Company's Common Stock at the close of business on October 14, 1993. The Company shall issue the Shares to the Consultant as soon as practicable after the Commencement Date and the Shares shall be, when issued, fully paid and non-assessable. The Shares shall be evidenced by a stock certificate issued in the name of Liviakis Financial Communications, Inc. and bearing the following restrictive legend:

                  "The shares represented by this certificate may not be transferred before October 15, 1995 without the issuer's prior written consent, as provided in a Consulting Agreement dated October 15, 1993. Further, such shares have been issued without registration under the Securities Act of 1933 (the "Act"), or any applicable state securities laws, in reliance upon certain exemptions therefrom. Accordingly, these shares may not be transferred unless the issuer has received a reasonably satisfactory opinion of counsel that such transfer is exempt from registration under the Act and any applicable state securities laws."

         4.2 The Consultant hereby agrees that it will not, for a period of two years from the Commencement Date, offer, sell, contract to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of or agree to dispose of any of the Shares without the Company's prior written consent.

         4.3 Consultant acknowledges that the issuance of any shares of Common Stock pursuant to this Agreement (the "Shares") will not be registered under the Securities Act of 1933 (the "Act"), and accordingly all shares will be "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of the Act.

         4.4 In connection with the acquisition of Shares hereunder, the Consultant represents and warrants to the Company as follows:

         (a) Consultant has received a copy of the Company's Report on Form 10-K for the fiscal year ending June 30, 1993, as well as a copy of the Company's Report on From 10-Q for the quarterly period ending March 31, 1993. Consultant acknowledges that the it has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which he Consultant has requested.

         (b) Consultant's investment in restricted securities is reasonable in relation to its net worth, and the net worth of its President and principal shareholder, John M. Liviakis, which is, in each case, in excess of ten (10) times the Consultant's cost basis in the Shares. Consultant has had experience in investments in restricted and publicly traded securities, and Consultant has had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultant acknowledges that an investment in the Shares is speculative and involves the risk of loss. Consultant has the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultant can afford the risk of loss of his entire investment in the Shares.

         (c) Consultant is acquiring the Shares for it's own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

5. Additional Covenants of the Company. The Company shall use its best efforts to cause the following events to occur on or before the contemplated Regulation S Placement referred to in Paragraph 5(f) below:

         (a) The surrender by Allen J. Sheerin of 400,000 shares of Common Stock back to the Company for cancellation;

         (b) The Company's repurchase of 1 million shares of Common Stock from Allen J. Sheerin for $1.50 each, provided that to the extent that Section 500 of the California General Corporate Law does not permit the Company to repurchase all of the shares referred to in Paragraphs 5(a) an 5(b) hereof on or before the First Closing, Sheerin shall sell, and the Company shall repurchase, any such remaining shares as soon as permitted by Section 500;

         (c) The retirement by Allen J. Sheerin of 100% of his Class C Warrants and 50% of his Class D Warrants back to the Company (assuming this accounts for 75% of his outstanding warrants);

         (d) Allen J. Sheerin's agreement to lockup all of his remaining outstanding Common Stock, escrowed stock and stock secured from the exercise of Class D Warrants for eighteen months with a limited ability to sell shares for the ensuing one year;

         (e) Up to 150,000 shares of Common Stock being retired to the Company from other shareholders (friends of Sheerin);

         (f) The Company's entering into an underwriting agreement providing for a Regulation S placement on terms at least as favorable as heretofore approved by the Consultant; and

         (g) The following individuals/entities agreeing to a stock lockup provision for 18 months (except as otherwise noted) with their lockup shares to be placed in trust with Black & Co., Portland, Oregon, ATTN: Jeff Salzwadel:

                  (i) 340,000 shares of Common Stock held by "other Wesco company shareholders", which shall include every and all Wesco directors, officers, and insiders;

                  (ii) 100% of Gordon Werner's and Jay Matulich's common stock holdings or common stock which could be derived from warrants being held by either;

                  (iii) 100% (583,000 shares) of Bruce Douglas' outstanding Common Stock will be locked up for 6 months, 66% will be locked up for 18 months, and the 34% that will be unlocked after 6 months will be sold in no amount greater than 16,518 shares per month (which represents 1/12 of the 34%);

                  (iv) 100% of any current common stock holdings, or stock holdings which may come about as a result of a fee paid to, the investment banking firm indicated in the Term Sheet for future financings(s), as well as any Common Stock derived from the exercise of warrants currently being held or warrants that may come about as a result of a fee paid to such firm for future financings(s);

                  (v) As much "Gruntal/Private Investors" stock as possible; and

                  (vi) West Covina Unit Trust ("WCUT") will agree to lock up all of its Common Stock for 18 months, however, WCUT will have the right to sell up to $150,000 of stock for such 18 month period.

6. Expenses. In the spirit of sparing critical working capital for the Company, Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel, luncheons, etc.) approved by the Company prior to its incurring an obligation for reimbursement.

7. Confidential Proprietary Information and Trade Secrets. Consultant acknowledges that all financial information, records, documents, materials, specifications, business or investment strategies or ideas and similar items relating to the business of the Company (referred to herein as "Confidential Information") whether prepared or generated by Consultant pursuant to this Agreement or otherwise coming into the possession or knowledge of Consultant, shall remain the exclusive, confidential property of the Company except to the extent authorized for public dissemination by the Company. Consultant further acknowledges and agrees that all such Confidential Information constitutes trade secrets of the Company.

         During the term of this Agreement and for a one-year period commencing upon the termination of the Agreement, Consultant, its agent, and employees, shall not disclose any of such Confidential Information to any third party without the prior written consent of the Company and shall take all reasonable steps and actions necessary to maintain the confidentiality of such Confidential Information. Consultant, its agent, and employees, shall not use any of such Confidential Information in competition with the Company nor with any of its officers, directors, or affiliates or for the Consultant's financial benefit during the term of this Agreement or during the one-year period commencing upon termination hereof, without the Company's prior written consent.

         Consultant recognizes and acknowledges that the Company's trade secrets and business plans as they may exist from time to time are valuable, special and unique assets of the Company's business, access to and knowledge of which may be essential to the performance of the Consultant's duties hereunder. The Consultant will not, during or after the term of this Agreement, in whole or in part, disclose such trade secrets or business plans to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, not shall the Consultant make use of any such property or information for its own purposes or for the benefit of any person, firm, corporation or other entity (except the Company) under any circumstances during or after the term of this Agreement, provided that after the expiration of this Agreement these restrictions shall not apply to such trade secrets and business plans which are then, or from time to time thereafter become, in the public domain (provided that Consultant was not responsible, directly or indirectly, for permitting such trade secrets or confidential information to enter the public domain without the Company's consent) or which are obtained from a third party which is not obligated under an agreement of confidentiality with the Company.

8. Covenants not to Interfere. The Consultant agrees that during the term of this Agreement and for a period of two (2) years after the date of termination of this Agreement, Consultant will not interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, supplier, lessor or employee of the Company or any of its subsidiaries, or any of the Company' shareholders.

9. Injunctive Relief. If there is a breach or threatened breach of the provisions of paragraphs 7 or 8 of this Agreement, the Company shall be entitled to an injunctive relief restraining the Consultant from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach of threatened breach.

10. Other Representations. Consultant represents that he is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of his knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant nor do such services to the Company represent any conflict with Consultant's other clients or business affairs. Consultant acknowledges that to the best of his knowledge, Consultant is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

11. Indemnification. If any claim or action should be brought against the Company by a third party as a result of the services rendered by Consultant contemplated herein, Consultant hereby agrees to indemnify and hold the Company harmless for all costs, expenses and liabilities resulting from any such action of claim;

provided, however, that the Consultant shall have no obligation to indemnify Company for the public dissemination of information in a timely manner relating to the Company which the Company has authorized to be disseminated to the public.

         The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that it has consulted with independent legal counsel and/or tax, financial and business advisors, to the extent he deemed necessary.

12. Conflict of Interest. In performing the services contemplated by this Agreement, if Consultant should at any time have a direct or indirect interest, be it financial, professional or otherwise, in the performance of this Agreement, Consultant hereby agrees to advise the Company of such interest immediately.

13. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the compensation provided hereinabove is a gross amount of compensation and that the Company will not withhold from such compensation any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

14. Attorney's Fee. In the event an action is commenced between the parties regarding the enforcement or interpretation of the Agreement, the prevailing party shall be entitled to recover all reasonable legal expenses including, but not limited to, attorney's fees and court costs.

15. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

16. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:

                  To the Company:        Wesco Auto Parts Corporation
                                         Allen J. Sheerin, Chairman and CEO
                                         1705 West Garvey Avenue North
                                         West Covina, CA 91790

         To the Consultant:              Liviakis Financial Communications, Inc.
                                         John M. Liviakis, President
                                         2113 "P" Street
                                         Suite C
                                         Sacramento, California 95816

17. Choice of Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California.

18. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding Arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrators shall be binding on the parties and may be entered in any court having jurisdiction thereof.

19.      Complete Agreement.    This Agreement instrument contains the entire
agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension discharge is sought.

20. Indemnification. The Company warrants and represents that all relevant written documents or materials furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees with respect thereto resulting from Consultant's communication or dissemination of any said written information, documents or materials.

21. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


"Company"                             WESCO AUTO PARTS CORPORATION


                                      By: /s/ ALLEN J. SHEERIN
                                         --------------------------------
                                             Allen J. Sheerin
                                             Chairman and CEO


"Consultant"                          LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                      By: /s/ JOHN M. LIVIAKIS
                                          --------------------------------------
                                             John M. Liviakis
                                             President

                                   EXHIBIT "B"

                          MUTUAL RELEASE OF ALL CLAIMS


         THIS AGREEMENT, dated March 15, 1996 for reference purposes only, by and between LIVIAKIS FINANCIAL COMMUNICATIONS, INC. ("LIVIAKIS") and REDDI BRAKE SUPPLY CORPORATION ("REDDI BRAKE"), is made with reference to the following facts:

         A. WHEREAS, on or about October 11, 1995, LIVIAKIS commenced an action against REDDI BRAKE entitled Liviakis Financial Communications, Inc. vs. Reddi Brake Supply Corporation, Los Angeles Superior Court Case No. BC 136 943 (the "Action");

         B. WHEREAS, on or about November 30, 1995, REDDI BRAKE filed an Answer to the Complaint;

         C. WHEREAS, on or about February 16, 1996, LIVIAKIS and REDDI BRAKE stipulated to submit their dispute to binding arbitration, which has yet to commence; and

         D. WHEREAS, it is the mutual wish and desire of all of the parties hereto that a full and final adjustment and settlement of all their rights, duties, interests and claims, if any, which may exist now or in the future, be had on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual promises, agreements and covenants herein contained, and other valuable consideration receipt of which is hereby acknowledged, each party hereto covenants, agrees and promises with the other, as follows:

         1. The foregoing recitals are incorporated by reference herein, and by this reference expressly made a part of this Agreement.

         2. Within 15 days from the execution of this Agreement, REDDI BRAKE shall caused to be issued and delivered to LIVIAKIS 80,000 shares of REDDI BRAKE common stock. Such shares shall be fully paid and non-assessable shares of REDDI BRAKE's common stock and shall be evidenced by a stock certificate which shall bear the following restrictive legend:

          "THE SECURITIES EVIDENCED OR CONSTITUTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS EITHER THE REGISTRATION PROVISIONS OF SAID ACT AND SUCH LAWS HAVE BEEN COMPLIED WITH OR APPLICABLE EXEMPTIONS FROM REGISTRATION ARE AVAILABLE."

         3. The REDDI BRAKE shares of stock shall be registered by REDDI BRAKE under Section 5 of the Securities Act of 1933, as amended, at no cost to LIVIAKIS, pursuant to a registration statement that will be declared effective as soon as practicable but in any event on or before November 30, 1996.

         4. Concurrent with the delivery of the 80,000 REDDI BRAKE shares of stock, LIVIAKIS shall deliver to REDDI BRAKE's counsel a fully executed Request for Dismissal With Prejudice of the Action in a form substantially identical to Exhibit "A", attached hereto.

         5. Except for the obligations set forth in this Agreement, each of the parties to this Agreement, for and on behalf of itself and its respective principals, agents, officers, directors and affiliates, hereby releases and absolutely forever discharges each other party to this Agreement, together with its respective principals, agents, officers, directors and affiliates, of and from any and all debts, claims, obligations, damages, liabilities, demands, costs, expenses, indebtedness and causes of action of every kind and nature whatsoever, whether now known or unknown, suspected or unsuspected, fixed, conditional or contingent, which they ever had, may now have, or may hereafter have, against each other for any injury, damage, loss or expense (collectively, the "claims"), whether such claims have been or could be asserted in the Action.

         6. Each of the parties hereto shall, at any time hereafter, make, execute and deliver any and all papers or documents as any party hereto may reasonably require for the purpose of giving full effect to this Agreement and each of its provisions.

         7. Each of the parties to this Agreement expressly waive the protections of Section 1542 of the California Civil Code, and expressly waive and release any rights or benefits arising thereunder. Section 1542 of the California Civil Code states:

                  "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR".

         8. It is further expressly understood and agreed that nothing contained in this Agreement shall be construed as an admission by any party of any liability to any other party hereto, with respect to any of the claims or actions settled hereby, nor as an admission of the truth of any of the allegations or charges made in connection with such claims or actions.

         9. The covenants, conditions, promises, rights and duties contained herein shall apply to and bind the heirs, successors, executors, administrators, attorneys, assigns, partners, officers, directors and shareholders of the parties hereto.

         10. Should any party hereto sue to enforce any of the provisions of this Agreement, the prevailing party shall be entitled to court costs and reasonable attorney's fees.

         11. This release contains the ENTIRE AGREEMENT and understanding concerning the subject matter among the parties and supersedes and replaces all prior negotiations and proposed agreements, whether written or oral. Each of the parties hereto acknowledge that no other party, nor any agent or attorney of any other party, has made any promise, representation or warranty whatsoever, express or implied, not contained herein, concerning the subject matter hereof, to induce them to execute this release, and acknowledges that each has not executed this release in reliance upon any such promise, representation or warranty not contained herein.

         IN WITNESS WHEREOF, the parties have executed this Agreement on this _____ day of March, 1996.

DATED: 4/10, 1996                             LIVIAKIS FINANCIAL COMMUNICATIONS,
                                               INC.



                                              By:  /s/ JOHN M. LIVIAKIS
                                                 -------------------------------
                                                 Its:    President



DATED: 3/29, 1996                             Reddi Brake Supply Corporation




                                              By:  /s/ S. GERALD BIRIN
                                                 -------------------------------
                                                 Its: Chief Financial Officer



APPROVED AS TO FORM AND CONTENT:

SHAPIRO, ROSENFELD & CLOSE
 Edward M. Rosenfeld



By: /s/ EDWARD M. ROSENFELD
    -----------------------------
        Edward M. Rosenfeld
Attorney for Liviakis Financial
Communications, Inc.



ERVIN, COHEN & JESSUP
 Allan B. Cooper
 Mark T. Kawa



By: /s/ MARK T. KAWA
    -----------------------------
        Mark T. Kawa
Attorney for Reddi Brake Supply
Corporation